                                                                                                                                                       Exhibit 12

UNITED TECHNOLOGIES CORPORATION
            AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
In Millions of Dollars	2002	2001

Fixed Charges:
Interest expense	$288	$316
Interest capitalized	12	19
One-third of rents*	52	50

Total Fixed Charges	$352	$385

Earnings:
Income before income taxes and minority interests	$2,542	$2,272

Fixed charges per above	352	385
Less: interest capitalized	(12)	(19)
	340	366

Amortization of interest capitalized	3	9

Total Earnings	$2,885	2,647

Ratio of Earnings to Fixed Charges	8.20	6.88

* Reasonable approximation of the interest factor.